                    UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION





In the Matter of              :

ALLEGHENY POWER SYSTEM, INC.  :
Hagerstown, Maryland

MONONGAHELA POWER COMPANY     :
Fairmont, West Virginia                       CERTIFICATE

THE POTOMAC EDISON COMPANY    :                   OF
Hagerstown, Maryland
                                             NOTIFICATION
WEST PENN POWER COMPANY       :
Greensburg, Pennsylvania

(70-6358)                     :

Public Utility Holding
Company Act of 1935           :



      This is to certify that Allegheny Power System, Inc. (ALLEGHENY) and Allegheny Pittsburgh Coal Company (AP COAL) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

      On  May  15, 1997, Allegheny made an interest bearing  open
account advance to AP COAL in the amount of $2,475,444.13.   This
Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.


                              ALLEGHENY POWER SYSTEM, INC.